

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2024

Amit Etkin
Chief Executive Officer
Alto Neuroscience, Inc.
369 South San Antonio Road
Los Altos, CA 94022

> **Re: Alto Neuroscience, Inc.**
> **Correspondence filed January 19, 2024**
> **File No. 333-276495**

Dear Amit Etkin:

We have reviewed your correspondence dated January 19, 2024 pertaining to your registration statement on Form S-1 filed January 12, 2024 and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Correspondence filed January 19, 2024

General

1.   We have read your response to our prior comment number 38 in our letter dated December 19, 2023. Please address the following:
     - Tell us the circumstances that resulted in the repricing of options in April 2023 and if the repricing occurred after internal discussions relating to a possible IPO.
     - Tell us the vesting period for each of the option grants since January 1, 2023. If any of the grants vest upon the IPO, please tell us why any additional stock compensation using the mid-point of the IPO price, would not be material to the company's results of operations.
     - Clarify the conversion ratio of the preferred stock issuance on November 20, 2023 and explain to us why, given the proximity to the IPO process, the fair value of the common stock was not comparable to the fair value of the preferred stock at that time. Tell us what discussions occurred with the preferred stock investors relating to the timing of your anticipated IPO.

- Tell us when the November 20, 2023 valuation report was issued and why the valuation did not use a higher weighting for the IPO scenario given the proximity to filing your registration statement and the ongoing IPO process.
- You state on page 6 that you did not initiate an IPO process in the period from January 2023 through October 2023. However you state on page 7 that you evaluated going public in the first half of 2024, including holding an organizational meeting for a potential IPO on October 20, 2023. Please tell us when internal discussions of the IPO began and when your first meeting relating to the IPO occurred.
- Tell us why the exercise price of the December 20, 2023 options was lowered from the previous grants in the year given the market conditions, the preferred stock issuance price per share on November 20, 2023, and the stage of your IPO process, including receipt of comments relating to your initial registration statement.
- Tell us why the DLOM at November 20, 2023 was not significantly below the DLOM for the December 31, 2022 valuation, given the ongoing IPO process. In addition, tell us why the DLOM would be the same for both the sale and IPO scenarios.
- Please clarify how you are determining the enterprise value for the November 20, 2023 valuation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Li Xiao at 202-551-4391 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Sprague Hamill at 303-844-1008 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Divakar Gupta, Esq.